BP

SEC Mail
Mail Processing
Section

AUG 25 2008

Washington, DC
106

[redacted]

SECU[...] 08032602 MISSION

SEC FILE NUMBER
8- 44352

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 (MM/DD/YY) AND ENDING June 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Onyx Partners, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

OFFICIAL USE ONLY ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9901 Covington Cross Drive, Suite 190
(No. and Street)

Las Vegas	Nevada	89144
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cathy Daniels (702) 365-6699
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

De Joya Griffith & Company, LLC
(Name – *if individual, state last, first, middle name*)

2580 Anthem Village Drive, Henderson, Nevada, 89052
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
SEP 16 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MA 9/12

OATH OR AFFIRMATION

I, Andrew Astrachan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Onyx Partners, Incorporated, as of June 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CATHY M. DANIELS
Notary Public, State of Nevada
Appointment No. 05-96366-1
My Appt. Expires Feb 26, 2009

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ONYX PARTNERS, INCORPORATED
(SEC Identification No. 8-44352)

Independent Registered Public Accounting Firm
AUDITORS' REPORT

FINANCIAL STATEMENTS

and

SUPPLEMENTAL INFORMATION

June 30, 2008

ONYX PARTNERS, INCORPORATED

Table of Contents

De Joya Griffith & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Onyx Partners, Incorporated
Las Vegas, Nevada

We have audited the accompanying balance sheet of Onyx Partners, Incorporated as of June 30, 2008 and the related statements of operations, stockholder's equity and cash flows for the years ended June 30, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Onyx Partners, Incorporated as of June 30, 2008 and the related statements of operations, stockholder's equity and cash flows for the years ended June 30, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 12 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

DeJoya Griffith & Company, LLC

De Joya Griffith & Company, LLC
Henderson, Nevada

August 13, 2008

ONYX PARTNERS, INCORPORATED
BALANCE SHEET
JUNE 30, 2008
(AUDITED)

ASSETS

Current assets		
Cash	$	312,370
Prepaid expense		4,078
Total current assets		316,448
Property and equipment, net		3,526
Total assets	$	319,974

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	402
Total current liabilities		402
Commitments and contingencies		--
Stockholder's equity		
Common stock; no par value; 100,000 shares authorized, 2,000 issued and outstanding		137,000
Retained earnings		182,572
Total stockholder's equity		319,572
Total liabilities and stockholder's equity	$	319,974

See Accompanying Notes to Financial Statements

ONYX PARTNERS, INCORPORATED
STATEMENTS OF OPERATIONS
(AUDITED)

	For the Year Ended June 30, 2008	For the Year Ended June 30, 2007
Revenues		
Fee income	$ --	$ --
Cost of revenues	--	--
Gross profit	--	--
Operating expenses		
Communications	13,434	13,211
Depreciation	663	1,718
Employee compensation and benefits	110,000	85,000
Occupancy and equipment rental	5,422	3,088
Office supplies and expense	7,021	5,488
Other operating expenses	21,910	15,463
Professional fees	15,172	21,119
Payroll taxes	8,583	6,670
Travel and entertainment	--	420
Total operating expenses	182,205	152,177
Income (Loss) before provision for income taxes	(182,205)	(152,177)
Other income		
Interest income	8,438	13,927
Other income	35,000	--
Total other income	43,438	13,927
Provision for income taxes		
Current	--	--
Deferred	--	--
Total provision for income taxes	--	--
Net income (loss)	$ (138,767)	$ (138,250)
Basic income (loss) per common share	$ (69.38)	$ (69.13)
Basic weighted average common shares outstanding	2,000	2,000

See Accompanying Notes to Financial Statements

ONYX PARTNERS, INCORPORATED
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 20, 2008 AND 2007
(AUDITED)

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balance, June 30, 2006	2,000	$ 137,000	459,589	$ 596,589
Net loss	--	--	(138,250)	(138,250)
Balance, June 30, 2007	2,000	137,000	321,339	458,339
Net loss	-	-	(138,767)	(138,767)
Balance, June 30, 2008	2,000	$ 137,000	$ 182,572	$ 319,572

See Accompanying Notes to Financial Statements

ONYX PARTNERS, INCORPORATED
STATEMENTS OF CASH FLOWS
(AUDITED)

	For the Year Ended June 30, 2008	For the Year Ended June 30, 2007
Cash flows from operating activities:		
Net loss	$ (138,767)	$ (138,250)
Adjustments to reconcile net loss to net cash used by operating ativities:		
Depreciation	663	1,718
Changes in operating assets and liabilities:		
Change in security deposit	63,117	--
Change in prepaid expenses	(458)	1,025
Change in accounts payable	(118)	(6,561)
Change in income tax payable	--	(4,158)
Net cash used by operating activities	(75,563)	(146,226)
Cash flows from investing activities:		
Purchase of fixed assets	(4,187)	--
Net cash used by investing activites	(4,187)	--
Net change in cash	(79,750)	(146,226)
Cash, beginning of period	392,120	538,346
Cash, end of period	$ 312,370	$ 392,120

See Accompanying Notes to Financial Statements

ONYX PARTNERS, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2008
(AUDITED)

NOTE 1 – ORGANIZATION

Onyx Partners, Inc., a California corporation, was formed in August 1990 and was granted its registration as a broker-dealer in securities under the Securities Exchange Act of 1934 in December 1991. Onyx Partners, Incorporated (the "Company" or "Onyx") was qualified as a broker-dealer with the National Association of Securities Dealers (now known as the Financial Industry Regulatory Authority (FINRA)) in May 1993.

In connection with its activities as a broker-dealer, the Company intends to hold no funds or securities for customers, and does not intend to execute or clear customer transactions. Accordingly, it is exempt from provisions of SEC Rule 15c3-3 relating to the physical possession or control of such funds or securities.

The Company is also a registered investment adviser with the California Department of Corporations. For investment adviser purposes, the Company itself holds no funds or securities for customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Definition of Fiscal Year:

The Company's fiscal year is June 30.

Cash and Cash Equivalents:

Cash equivalents consist of highly liquid investments with maturities of three months or less from the date of acquisition. Cash and cash equivalents are on deposit with financial institutions without restrictions.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from these estimates.

Concentration of credit risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash. The Company maintains cash balances at financial institutions that may, at times, exceed amounts insured by the Federal Deposit Insurance Corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition:

Revenue is recognized when earned and realization is reasonably assured.

Property and Equipment:

Property and equipment are stated at cost less accumulated depreciation. Property and equipment are depreciated over the estimated useful lives of the assets on a straight line basis. Estimated useful lives of the assets are between three to seven years.

Property and equipment as of June 30, 2008 consisted of the following:

Furniture and equipment	$ 157,087
Less accumulated depreciation	(153,561)
Total property and equipment	$ 3,526

Depreciation expense for the fiscal years ended June 30, 2008 and 2007 was $663 and $1,718, respectively.

Income Taxes:

The Company determines its income taxes pursuant to the provisions of Statement of Financial Accounting Standards No. 109 "*Accounting for Income Taxes*". This Statement establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. It requires deferred tax assets be recognized for temporary differences that will result in deductible amounts in future years and for carryforwards. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "*Fair Value Measurements*". SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair values. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management believes that the adoption of SFAS No. 157 will not have a material impact on the financial results of the Company.

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS (continued)

In September 2006, the FASB issued SFAS No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)*". Post application of SFAS 158, an employer should continue to apply the provisions in Statements 87, 88, and 106 in measuring plan assets and benefit obligations as of the date of its statement of financial position and in determining the amount of net periodic benefit cost. SFAS 158 requires amounts to be recognized as the funded status of a benefit plan, that is, the difference between plan assets at fair value and the benefit obligation. SFAS 158 further requires recognition of gains/losses and prior service costs or credits not recognized pursuant to SFAS No. 87 or SFAS No. 106. Additionally, the measurement date is to be the date of the employer's fiscal year-end. Lastly, SFAS 158 requires disclosure in the financial statements the effects from delayed recognition of gains/losses, prior service costs or credits, and transition assets or obligations. SFAS No. 158 is effective for years ending after December 15, 2006 for employers with publicly traded equity securities and as of the end of the fiscal year ended after June 15, 2007 for employers without publicly traded equity securities. We do not expect that the adoption of SFAS 158 will have a material impact on our financial condition or results of operations.

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115*" (FAS 159). FAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The provisions of FAS 159 become effective as of the beginning of our 2008 fiscal year. Management believes that the adoption of SFAS No. 159 will not have a material impact on the financial results of the Company.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements--an amendment of ARB No. 51"* ("SFAS 160"). SFAS 160 requires companies with noncontrolling interests to disclose such interests clearly as a portion of equity but separate from the parent's equity. The noncontrolling interest's portion of net income must also be clearly presented on the Income Statement. SFAS 160 is effective for financial statements issued for fiscals years beginning after December 15, 2008 and will be adopted by the Company in the first quarter of fiscal year 2009. We do not expect that the adoption of SFAS 160 will have a material impact on our financial condition or results of operation.

In December 2007, the FASB issued SFAS No. 141 (R), "*Business Combinations (revised 2007)*" ("SFAS 141 (R)"). SFAS 141 (R) applies the acquisition method of accounting for business combinations established in SFAS 141 to all acquisitions where the acquirer gains a controlling interest, regardless of whether consideration was exchanged. Consistent with SFAS 141, SFAS 141 (R) requires the acquirer to fair value the assets and liabilities of the acquiree and record goodwill on bargain purchases, with main difference the application to all acquisitions where control is achieved. SFAS 141 (R) is effective for financial statements issued for fiscal years beginning after December 15, 2008 and will be adopted by the Company in the first quarter of fiscal year 2009. We do not expect that the adoption of SFAS 141 will have a material impact on our financial condition or results of operation.

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS (continued)

In March 2008, the FASB issued SFAS No. 161, "*Disclosures about Derivative Instruments and Hedging Activities*", an amendment of SFAS No. 133. SFAS 161 applies to all derivative instruments and non-derivative instruments that are designated and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS 133 and related hedged items accounted for under SFAS 133. SFAS 161 requires entities to provide greater transparency through additional disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. SFAS 161 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2008. We do not expect that the adoption of SFAS 161 will have a material impact on our financial condition or results of operation.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United States of America. SFAS 162 will be effective 60 days after the Securities and Exchange Commission approves the Public Company Accounting Oversight Board's amendments to AU Section 411. The Company does not anticipate the adoption of SFAS 162 will have an impact on its financial statements.

In May 2008, the FASB issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60." SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. Those clarifications will increase comparability in financial reporting of financial guarantee insurance contracts by insurance enterprises. This Statement requires expanded disclosures about financial guarantee insurance contracts. The accounting and disclosure requirements of the Statement will improve the quality of information provided to users of financial statements. SFAS 163 will be effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of SFAS 163 will have a material impact on its financial condition or results of operation.

NOTE 4 – LEASE COMMITMENTS

The Company leased office space in Hollywood, California, under a non-cancelable operating lease agreement which expired in November 2007. The amount of rent due through the end of the lease was approximately $31,000. The Company subleased its office space to an unrelated third party. The sublease was equal to the entire amount of the Company's lease commitment for which payments on the subleased space were approximately $31,000 through the end of the lease term. As a result, the Company incurred no rent expense during the fiscal year ended June 30, 2007. The rent expense incurred of $5,422 during the fiscal year ended June 30, 2008 was due to the return of a security deposit upon expiration of the sublease.

During fiscal years ended June 30, 2008 and 2007, the Company used office space in Las Vegas, Nevada at no cost. The office space is owned by a non-related party. It has not been determined if this arrangement will continue in future periods.

The Company maintained a vehicle under a three year non-cancelable lease which expired in November 2007. On December 14, 2007, the Company entered into a new three year non-cancelable lease, expiring in December 2010, with monthly payments totaling $1,172. The following is a schedule of minimum lease payments required under the above operating lease as of June 30, 2008:

Fiscal 2009	14,064
Fiscal 2010	14,064
Fiscal 2011	5,860
	$ 33,988

Lease expense for the fiscal years ended June 30, 2008 and 2007 was $12,994 and 11,883, respectively.

NOTE 5 – INCOME TAXES

The principle differences between the income tax provisions at statutory federal tax rates and the effective tax rate are graduated tax rates and state income taxes. For the fiscal years ended June 30, 2008 and 2007, the Company no longer had any material deferred tax assets or liabilities.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of no less than the greater of $100,000 or 6.667% of aggregate indebtedness and a maximum ratio aggregate indebtedness to net capital of 12-to-1. Also in accordance with the Securities and Exchange Commission Uniform Net Capital Rule 17a-11, the Company must maintain 120% of its minimum net capital requirement. At June 30, 2008, the Company has net capital, as defined, of $248,850 which was in excess of its required net capital by $148,850. The Company's ratio of aggregate indebtedness to net capital at June 30, 2008 was .0016 to 1 (see schedule I in supplemental information).

ONYX PARTNERS, INCORPORATED
SUPPLEMENTAL INFORMATION
TO FINANCIAL STATEMENTS
JUNE 30, 2008

The audit has been made primarily for the purpose of expressing an opinion on the basic financial statements taken as a whole. The following supporting schedules, although not considered necessary for a fair presentation of the financial condition, changes in stockholder's equity, and income in conformity with U. S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the Financial Industry Regulatory Authority [FINRA].

ONYX PARTNERS, INCORPORATED
SUPPLEMENTAL INFORMATION
TO FINANCIAL STATEMENTS
JUNE 30, 2008

ONYX Partners, Incorporated
SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
June 30, 2008

Total stockholder's equity qualified for net capital	$	319,572
Additions		-
Total		319,572
Deductions		
Prepaid Expenses		4,078
Security Deposits		63,118
Fixed Assets		3,526
		70,722
Net Capital		248,850
Minimum Net Capital required		100,000
Excess Capital	$	148,850
Minimum net capital at 120%	$	120,000
Total aggregate indebtedness included in statement of financial condition	$	402
Ratio of aggregate indebtedness to net capital		.0016 to 1

ONYX Partners, Incorporated

SCHEDULE II – Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2008

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c-3-3(k)(2)(i).

SCHEDULE III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
June 30, 2008

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

SCHEDULE IV – Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4)
June 30, 2008

The following is a reconciliation, as of June 30, 2008 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4).

Unaudited	$ 319,572
Audit Adjustments:	
None	-
Audited	$ 319,572

De Joya Griffith & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Independent Registered Public Accounting Firm Report On Internal Accounting Controls Required by SEC Rule 17a-5

To the Board of Directors
Onyx Partners, Incorporated
Las Vegas, Nevada

In planning and performing our audit of the financial statements and supplemental schedules of Onyx Partners, Incorporated for the year ended June 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Onyx Partners, Incorporated, including test of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities account for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examination, counts, verifications, and comparisons
2) Recordation of differences required by Rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity of generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design or operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants (AICPA). A material weakness is a condition I which the design or operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including internal control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Director's, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purposes.

DeJoya Griffith & Company, LLC

De Joya Griffith & Company, LLC
Henderson, Nevada

August 13, 2008

END